

September 8, 2011

Via Facsimile
A. Scott Dockter
President
Steele Resources Corporation
3081 Alhambra Drive
Suite 208
Cameron Park, CA 95682

> **Re:** **Steele Resources Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 31, 2011, as amended**
> **Form 10-Q for the quarter ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-53474**

Dear Mr. Dockter:

We have reviewed your filings and your response letter dated July 28, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Liquidity and Capital Resources, page 24

1.   We note your disclosure in the Liquidity and Capital Resources section that you do not believe that your current cash and cash equivalents will be sufficient to meet your working capital requirements over the next twelve months and that you intend to try to raise additional capital through private placements, loans and such other means as you may determine. However, you do not discuss how you intend to raise the $540,000 dollars you are required to refund to INCT within the 90-day period following the termination of your JV agreement. Please revise your liquidity discussion to specifically address this payable, how you expect to raise the funds to meet this obligation and the

potential, material consequences if you are unable to refund this initial deposit within the require time period.

Project Financing, page 25

2.   We note your response to comment six of our letter date August 10, 2011 that, since the joint venture entity was never created, you assume that INCT holds the contractual rights in the JV agreement. We also note your disclosure on page 25 that "SRI has assumed 100% ownership of the Mineral Hill Project." Refer to the Joint Venture Agreement filed as Exhibit 10.6 to your Current Report on Form 8-K filed March 25, 2011. Pursuant to the terms of the JV agreement, you and INCT each held a 50% interest in Mineral Hill Project. Please explain to us how you were able to assume 100% ownership of the Mineral Hill Project pursuant to the terms of the JV agreement.

Exhibits, page 31

3.   We note that you have not provided your financial statements in interactive data format using eXtensible Business Reporting Language (XBRL) by submitting them via EDGAR and posting them on your website. Pursuant to Item 601(b)(101) of Regulation S-K, you are required to submit and post interactive data files in connection with your Form 10-Q for the period ended June 30, 2011. Please explain why you did not file you XBRL with your second quarter Form 10-Q and when you expect to comply. For further guidance, refer to our Small Business Compliance Guide: Interactive Data for Financial Reporting, located on our website at http://www.sec.gov/info/smallbus/secg.shtml.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Roger Linn, Esq.
       Facsimile: (916) 788-2850